WOLLMUTH MAHER & DEUTSCH LLP
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TELEPHONE (212) 382-3300
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November 14, 2005

The Office of Corporate Finance
Securities and Exchange Commission
100 F Street, N.E.
Washington, DC 20549

Re: Marks & Spencer p.l.c. (File No. 82-1961)
Submission of Information Pursuant to Rule 12g3-2(b)

Ladies and Gentlemen:

On behalf of our client, Marks & Spencer p.l.c. (File No. 82-1961), and pursuant to their exemption under Rule 12g3-2(b), please find enclosed two (2) copies of the following announcement released to the London Stock Exchange:

	Announcement	Issue Date
1.	Appointment of Steven Sharp as an Executive Director; Appointment of Louise Patten as a Non-executive Director; Appointment of Jeremy Darroch as a Non-executive Director	November 14, 2005

Please acknowledge your receipt of this information by date stamping the second copy of this transmittal letter and its attached copy of each of the above materials and returning it to us in the enclosed stamped, self-addressed envelope.

Very truly yours,

By: George Rudy
George Rudy
Authorized Representative

Enclosures

dlw 11/23

Issued: 14 November 2005

1. The following information is given subsequent to the appointment of Steven Sharp as an executive director of Marks and Spencer Group plc on 8 November 2005.

In accordance with paragraph 9.6.13 (1) of the Listing Rules Steven Sharp has confirmed that he is not a director of any other publicly quoted companies and, in addition, that he has not been a director of any publicly quoted companies within the last five years.

Steven Sharp has been a director of PR Fashion plc, Steven Sharp plc and Martin Dawe Design plc which are not publicly quoted companies.

In accordance with paragraph 9.6.13R (2)-(6) of the Listing Rules there are no disclosures to be made.

In accordance with s329 of the Companies Act 1985 it is disclosed that, on appointment, Steven Sharp had an interest in 27,565 ordinary shares of 25p each in Marks and Spencer Group plc. Furthermore he had previously been awarded a conditional allocation of 234,146 Performance Shares, a conditional award of 90,000 Restricted Shares, and 406,603 options under the Executive Share Option Scheme.

2. The following information is given subsequent to the announcement on 8 November 2005 that Lady Patten is to be appointed a non-executive director of Marks and Spencer Group plc on 1 February 2006.

In accordance with paragraph 9.6.13 (1) of the Listing Rules Louise Patten has confirmed that she is currently a director of Bradford & Bingley plc, Somerfield plc, Brixton plc and GUS plc and, in addition, that she has been a director of Hilton Group plc within the last five years.

In accordance with paragraph 9.6.13 (2)-(6) of the Listing Rules there are no disclosures to be made.

3. The following information is given subsequent to the announcement on 8 November 2005 that Jeremy Darroch is to be appointed a non-executive director of Marks and Spencer Group plc on 1 February 2006.

In accordance with paragraph 9.6.13 (1) of the Listing Rules Jeremy Darroch has confirmed that he is currently a director of British Sky Broadcasting Group plc, he has not been a director of any other publicly quoted companies within the last five years.

In accordance with paragraph 9.6.13 (2)-(6) of the Listing Rules, he has advised that on appointment he has no details to disclose.

For further information, please contact:

Andrew Green Tel. 020 8718 9984